CONSENT OF EXPERT

March 4, 2008

Augusta Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Augusta Resource Corporation

     I, Dr. Conrad Huss, do hereby consent to the filing of the written disclosure of the technical report entitled “Rosemont Copper Project Feasibility Study” dated August 24, 2007 for the Rosemont Project located in Pima County, Arizona in the Form 40-F Annual Report and the Annual Information Form of Augusta Resource Corporation (the “Company”) dated March 4, 2008.

     I also consent to the use of my name in the Company’s Form 40-F Annual Report and Annual Information Form dated March 4, 2008 and to the use of the name M3 Engineering & Technology Corporation, in my capacity as Executive Vice President and Chairman of the Board of M3 Engineering & Technology Corporation.

By:	/s/ Conrad Huss
Dr. Conrad Huss, P.E., Ph.D
Executive Vice President and Chairman of the Board
M3 Engineering & Technology Corporation
Tucson, Arizona